# Form C

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## Cover Page

**Name of issuer:**

Same Same But Different LLC

**Legal status of issuer:**

**Form:**

Limited Liability Company

**Jurisdiction of Incorporation/Organization:**

CA

**Date of organization:**

1/1/2018

**Physical address of issuer:**

2670 Figueroa Boulevard
San Diego, CA 92109

**Website of issuer:**

https://www.ssbdfest.com

**Name of intermediary through which the offering will be conducted:**

Wefunder Portal LLC

**CIK number of intermediary:**

0001670254

**SEC file number of intermediary:**

007-00033

**CRD number, if applicable, of intermediary:**

283503

**Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:**

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

**Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**

No

**Type of security offered:**

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

**Describe the security offered:**

Membership Units

**Target number of securities to be offered:**

400

**Price:**

$125.00

**Method for determining price:**

Dividing pre-money valuation $10,005,875.00 by number of units outstanding on fully diluted basis.

**Target offering amount:**

$50,000.00

Oversubscriptions accepted:

- [x] Yes
- [ ] No

Disclose how oversubscriptions will be allocated:

- [ ] Pro-rata basis
- [ ] First-come, first-served basis
- [x] Other

**Describe how oversubscriptions will be allocated:**

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$219,662.00

Deadline to reach the target offering amount:

4/30/2027

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.**

Current number of employees:

2

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $439,030.00 | $339,063.00 |
| Cash & Cash Equivalents: | $428,156.00 | $339,063.00 |
| Accounts Receivable: | $10,874.00 | $0.00 |
| Current Liabilities: | $1,438,934.00 | $1,843,264.00 |
| Non-Current Liabilities: | $932,217.00 | $447,467.00 |
| Revenues/Sales: | $3,030,286.00 | $2,066,433.00 |
| Cost of Goods Sold: | $503,858.00 | $345,043.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($222,832.00) | ($961,722.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

**1. Name of issuer:**

Same Same But Different LLC

### COMPANY ELIGIBILITY

2. ☑ **Check this box to certify that all of the following statements are true for the issuer.**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined |
|---|---|---|---|
| Bradley Sweet | CEO | Same Same But Different LLC | 2018 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Michael Ault | Marketing Director | 2018 |
| Bradley Sweet | CEO | 2018 |
| Peter Eichar | COO | 2018 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | % of Voting Power Prior to Offering |
|---|---|
| Bradley Sweet | 20%+ |
| Michael Ault | 20%+ |

## Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

**Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.**

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

## RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

**A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

> Same Same But Different LLC operates a single annual music festival as its primary business activity. This concentration of revenue into one event per year creates significant operational and financial risk. If the annual festival is cancelled, postponed, or experiences lower-than-expected attendance due to any number of factors including weather, artist cancellations, competition, or other unforeseen circumstances, the Company may have little to no revenue for that year. Unlike businesses with diversified revenue streams or recurring monthly income, the Company's entire financial performance depends on the successful execution of this one event. While the Company has indicated plans to expand into additional events throughout the year, there is no assurance that such expansion will occur or be successful. Until the Company successfully diversifies its revenue sources, investors should understand that the business faces heightened risk from its dependence on a single annual event.

> The success of Same Same But Different's music festival depends significantly on the Company's ability to book and secure popular and appealing musical artists across multiple genres. Artist availability is subject to numerous factors outside the Company's control, including touring schedules, competing festival bookings, artist health or personal circumstances, and contractual obligations to other promoters or venues. The Company competes with numerous other festivals and entertainment venues for artist bookings, many of which have substantially greater financial resources and industry relationships. If the Company is unable to secure a compelling lineup of artists, or if booked artists cancel their performances, ticket sales and attendance may be adversely affected. Additionally, the cost of booking artists has generally increased in the live entertainment industry, which could pressure the Company's profit margins or require increased ticket prices that may reduce demand. There can be no assurance that the Company will be able to consistently book artists that attract sufficient attendance to make the festival financially viable.

> The Company has indicated its intention to expand beyond its flagship annual festival by producing additional events throughout the year

under the Same Same brand. However, the Company has limited experience operating multiple events or managing a more complex, year-round event business. Expansion into new events will require additional capital, personnel, operational infrastructure, and expertise that the Company may not currently possess. Each new event carries its own risks related to venue selection, artist booking, marketing, ticket sales, and execution. There is no assurance that the Company will be able to successfully replicate the model of its flagship festival or that new events will achieve profitability. Failed expansion attempts could result in financial losses that impact the Company's ability to continue operating its core festival business. The Company's small team may be stretched beyond capacity in attempting to manage multiple events, potentially compromising the quality and success of all events including the flagship festival.

The Company's financial viability depends on generating sufficient ticket sales and other revenue from its annual festival to cover substantial upfront costs including artist fees, venue rental, production expenses, marketing, insurance, and other operational costs. The live events industry typically requires significant capital expenditures months in advance of an event, with revenue concentrated in a short period around ticket sales and the event itself. There can be no assurance that the Company has achieved or will achieve profitability. Seasonal businesses with single annual events face particular challenges in managing cash flow and covering year-round expenses. If ticket sales are insufficient to cover costs, or if the Company experiences cost overruns in producing the festival, the Company may incur losses that threaten its ability to continue operations. Investors should be prepared for the possibility that the Company may not achieve profitability and may require additional capital to continue operations.

The Company may require additional capital beyond this offering to fund operations, manage seasonal cash flow needs, expand into new events, or address unforeseen circumstances. There can be no assurance that additional financing will be available on acceptable terms, or at all. If the Company raises additional capital through the sale of equity securities, existing investors will experience dilution of their ownership percentage and voting rights. The terms of future financings may be more favorable to new investors than the terms of this offering. If the Company is unable to obtain additional financing when needed, it may be forced to delay, reduce, or eliminate planned expansion, curtail operations, or cease business entirely. The Company has indicated that a portion of the proceeds from this offering will be used for debt reduction and refinancing, suggesting the Company currently carries debt obligations. The need to service existing debt and potentially incur additional debt creates financial obligations that must be met regardless of the Company's revenue performance.

The music festival industry in California and nationally is highly competitive, with numerous established festivals competing for the same pool of attendees, artists, and sponsors. Same Same But Different competes with large, well-funded festivals such as Coachella, Lightning in a Bottle, Outside Lands, and many others, as well as smaller regional festivals and other entertainment options. Many competitors have substantially greater financial resources, longer operating histories, stronger brand recognition, and more established relationships with artists, venues, and media outlets. Competitors may be able to offer more prominent artist lineups, lower ticket prices, more convenient locations, or superior amenities. The proliferation of music festivals in recent years has led to market saturation in some regions, and several festivals have been cancelled or discontinued due to poor ticket sales or financial difficulties. There can be no assurance that Same Same But Different will be able to compete effectively or maintain its market position. Increased competition could result in reduced ticket sales, pressure to lower prices, or increased marketing and artist costs, any of which could materially harm the Company's financial performance.

Attendance at music festivals is discretionary, and demand for festival tickets is sensitive to general economic conditions and consumer confidence. During economic downturns, recessions, or periods of financial uncertainty, consumers typically reduce discretionary spending on entertainment and leisure activities. Factors such as unemployment, inflation, rising interest rates, stock market volatility, or reduced consumer income could cause potential attendees to forego purchasing festival tickets or to choose less expensive entertainment alternatives. The target demographic for music festivals may be particularly sensitive to economic conditions if they have limited disposable income or face financial pressures such as student loan obligations or housing costs. Additionally, the multi-day nature of the festival and associated costs for camping, travel, food, and other expenses beyond the ticket price may make attendance prohibitively expensive for some consumers during difficult economic times. A decline in consumer spending or shift in entertainment preferences could significantly reduce ticket sales and adversely affect the Company's financial performance.

Same Same But Different's festival is held at Lake Perris State Park, a California state park facility, which subjects the Company to extensive permitting requirements and regulatory oversight by state and local authorities. The Company must obtain and maintain various permits and approvals related to public assembly, alcohol service, food service, sanitation, noise levels, environmental protection, and other regulatory matters. There can be no assurance that the Company will be able to obtain or renew necessary permits in future years, or that permit conditions will not become more restrictive or costly to comply with. Changes in regulations, park policies, or political priorities could result in denial of permits, imposition of additional requirements, or increased fees that make the festival economically unviable. The Company's dependence on this specific venue creates additional risk, as the loss of access to Lake Perris State Park would require finding an alternative location that may not be available or suitable. State parks may prioritize other uses or determine that large-scale events are inconsistent with park management goals. Any inability to secure necessary permits or maintain access to the venue would prevent the Company from operating its festival and could result in total loss of revenue for that year.

Operating a multi-day festival with camping, water activities, alcohol service, and thousands of attendees creates significant liability exposure. The Company faces potential claims related to personal injury, property damage, alcohol-related incidents, sexual assault or harassment, communicable disease transmission, food poisoning, heat-related illness, drowning or water accidents, and other hazards inherent in large public gatherings. Despite efforts to maintain safety and security, the Company cannot eliminate all risks associated with festival operations. The Company may not maintain adequate insurance coverage to protect against all potential claims, and insurance may not be available at reasonable cost or at all. Large liability claims or adverse judgments could exceed insurance coverage and result in significant financial losses. Additionally, negative incidents at the festival could result in reputational harm, regulatory scrutiny, difficulty obtaining future permits, and reduced ticket sales in subsequent years. The Company may also face claims related to employment practices, discrimination, accessibility compliance under the Americans with Disabilities Act, or other legal matters arising from its operations.

The Company's business depends in part on its ability to protect the Same Same But Different brand, trademarks, and other intellectual property. The Company may not have registered trademarks or other formal intellectual property protections for its brand and festival name. Without such protections, the Company may be unable to prevent others from using similar names or branding that could cause consumer confusion or dilute the Company's brand value. The Company could face claims that its name, branding, or other aspects of its business infringe on the intellectual property rights of others, which could result in costly litigation, rebranding requirements, or damages. Additionally, the Company's use of music, artwork, photographs, and other creative content in its marketing and operations must comply with copyright and licensing requirements. Failure to obtain proper licenses or permissions could result in infringement claims. The costs of defending intellectual property claims or protecting the Company's own intellectual property rights could be substantial and divert management attention from business operations.

As an outdoor festival, Same Same But Different is highly dependent on favorable weather conditions. Severe weather including extreme heat, rain, wind, lightning, or other adverse conditions could force cancellation or postponement of the festival, reduce attendance, compromise attendee safety, damage equipment and infrastructure, or otherwise disrupt operations. Climate change may increase the frequency and severity of extreme weather events. The Company's festival is also subject to risks from force majeure events including wildfires, earthquakes, floods, pandemics, public health emergencies, terrorist attacks, civil unrest, or other catastrophic events beyond the Company's control. The COVID-19 pandemic demonstrated the vulnerability of the live events industry to public health crises, with festivals worldwide cancelled for extended periods. While the Company may maintain event cancellation insurance, such insurance may not cover all types of events, may contain significant exclusions or limitations, may not fully compensate for lost revenue and expenses, or may not be available at reasonable cost. A cancelled or disrupted festival could result in substantial financial losses, including unrecoverable deposits and expenses, refund obligations to ticket holders, and loss of revenue with no ability to recoup costs.

The Company's operations depend on various third-party technology platforms and service providers including ticketing systems, payment processors, website hosting, mobile application platforms, marketing and social media platforms, and other digital infrastructure. The Company has disclosed that it is negotiating a potential minority equity position in a software ticketing platform in exchange for being a featured customer, though this arrangement is not finalized. Dependence on any single ticketing platform or technology provider creates risk if that provider experiences technical failures, security breaches, service interruptions, changes in pricing or terms of service, or discontinuation of services. The Company may have limited ability to negotiate favorable terms with essential service providers, particularly if it lacks alternative options. Technology failures during critical periods such as ticket on-sale dates could result in lost sales, customer dissatisfaction, and reputational harm. Additionally, changes in how third-party platforms operate, including social media algorithms or digital advertising platforms, could reduce the effectiveness of the Company's marketing efforts and increase customer acquisition costs.

An investment in Same Same But Different LLC is highly speculative and involves a high degree of risk. Investors should not invest unless they can afford to lose their entire investment. The Company operates in a competitive and unpredictable industry, has limited personnel and resources, depends on a single annual event for revenue, and faces numerous operational and financial risks. There can be no assurance that the Company will achieve its business objectives, generate profits, or provide any return on investment. The Company may fail to execute its annual festival, may be unable to expand into additional events as planned, or may encounter unforeseen obstacles that prevent success. Given the early stage nature of the business and the inherent risks in the live events industry, investors should assume there is a substantial possibility that they will lose all of their invested capital. This investment is suitable only for investors who understand and can bear the risk of total loss.

There is no public market for the securities being offered, and none is expected to develop. The securities have not been registered under the Securities Act of 1933 or applicable state securities laws, and are subject to significant restrictions on transfer. Investors will be required to hold their securities for an indefinite period and should not expect to be able to liquidate their investment. Even after any applicable holding period expires, there may be no buyers for the securities, and the Company is under no obligation to facilitate secondary transactions or register the securities for resale. The Company has no plans to list its securities on any exchange or to conduct an initial public offering. Investors should be prepared to hold their investment until such time, if ever, as the Company is sold, conducts a public offering, or otherwise provides a liquidity event. There can be no assurance that any liquidity event will occur or that investors will be able to recover any portion of their investment.

Investors in this offering will hold minority interests in Same Same But Different LLC and will have no ability to control or influence the Company's management, strategic decisions, or day-to-day operations. The Company's existing owners and management will retain control over all significant business decisions including operational matters, financing decisions, potential sale of the Company, distribution policies, and whether to pursue or abandon business opportunities. Investors will have limited information rights compared to what would be available for a publicly traded company. The Company is not required to provide regular financial statements, hold annual meetings, or provide the level of disclosure required of public companies. Investors will have limited ability to monitor their investment or hold management accountable for business decisions. There can be no assurance that management will operate the business in a manner that benefits minority investors, and conflicts may arise between the interests of management and the interests of investors.

The founder of Same Same But Different LLC has designated themselves as the lead investor who will sign documents and make decisions on behalf of all investors in the special purpose vehicle. This arrangement creates a significant conflict of interest because the founder simultaneously represents the interests of the Company as its operator and the interests of investors as their representative. These interests may not always align and may at times be directly adverse. For example, decisions regarding Company valuation, terms of future financings, executive compensation, distribution policies, timing of a liquidity event, or sale of the Company may benefit the founder in their capacity as Company operator while disadvantaging investors. The founder will have access to material non-public information about the Company's operations, financial condition, and prospects that other investors do not have, creating an information asymmetry. There is no independent third-party investor advocate representing the interests of crowdfunding investors. Investors should understand that they have no independent representation and that decisions made on their behalf will be made by someone with potentially conflicting interests and loyalties. This structure provides fewer protections than would exist with an independent investor representative or traditional venture capital fund structure.

Same Same But Different LLC operates with only two employees. The Company's operations, strategic direction, vendor relationships, artist booking, and overall festival execution depend heavily on these key individuals. The loss of either employee, whether due to resignation, disability, death, or other circumstances, could severely disrupt the Company's ability to plan and execute its annual festival and any future events. The specialized knowledge required to produce a music festival of this scale—including relationships with artists, vendors, venues, and regulatory authorities—may not be easily replaceable. The Company does not maintain key person life insurance on its personnel. Given the small size of the team relative to the complexity of producing a festival for thousands of attendees, investors should understand that the Company faces significant key person risk that could materially impact operations and financial performance.

We Have Not Yet Reached Profitability

While we are nearing profitability, we have historically operated at a loss. There is no guarantee we will achieve or maintain profitability in the future.

Economic or Regulatory Changes

A recession, inflation, shifts in consumer spending, or regulatory changes (e.g., alcohol, insurance, public event restrictions) could negatively affect our business model.

We Are a Seasonal, Event-Based Business

Our revenue is concentrated mainly around a single annual festival. Any disruption—weather, permitting, artist cancellations, or global

Our revenue is concentrated mainly around a single annual festival. Any disruption—weather, permitting, artist cancellations, or global events—could significantly impact our financial performance.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Investor Returns Are Not Guaranteed
This investment carries risk. Investors may not recover their principal, and returns are dependent on the company generating sufficient revenue over time.

Operational Risks and Cost Overruns
Festivals require extensive logistics, and costs for production, infrastructure, and staffing can exceed estimates. Unanticipated expenses could reduce our profitability or lead to losses.

Competition in the Festival Market
The live events industry is competitive. Larger festivals with more resources or similar timing could draw away potential attendees, artists, or sponsors.

Revenue Depends on Ticket Sales and Sponsorships
A decline in ticket demand or difficulty in securing sponsorship deals could affect our ability to fund operations and investor returns.

Peter Eichar and Michael Ault are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Illiquidity: No public market exists for Units and resale is highly restricted.&nbsp; &nbsp; &nbsp; &nbsp;&nbsp;

Potential Dilution: The Company may issue additional Units in the future, which could dilute the ownership and economic interests of existing Unit holders. Such issuance may occur without further approval under the amended operating agreement.

Transfer Restrictions: Units are subject to restrictions on transfer and resale. They may not be transferred without the prior written consent of the Manager and compliance with applicable securities laws.

Forward-Looking Statements: Any financial projections or forward-looking statements are based on assumptions that may not occur. Actual results may differ materially, and no assurance can be made regarding future performance.

Limitation of Liability and Indemnification: To the fullest extent permitted by law, the Manager and the Company shall not be liable for any loss incurred by investors except in cases of willful misconduct or fraud. Subscribers agree to indemnify the Company for losses resulting from breaches of this Agreement or violations of applicable law.

## The Offering

### USE OF FUNDS

**9. What is the purpose of this offering?**

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

**10. How does the issuer intend to use the proceeds of this offering?**

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, Same Same But Different Music Festival expects to use proceeds approximately as follows: 32% Debt Reduction and Refinancing, 36% Working Capital and Cash Reserve, 13% Marketing and Audience Growth, 11.5% Team, Technology, and Infrastructure, and 7.5% Wefunder fee and related offering expenses. Management intends to allocate proceeds as described but may adjust priorities based on operational needs, timing, and market conditions.

If we raise: **$219,662**

Use of Proceeds: If the maximum offering amount is raised, including any oversubscriptions, Same Same But Different Music Festival expects to use proceeds approximately as follows: 18% Debt Reduction and Refinancing, 27% Working Capital and Cash Reserve, 23% New Event and Brand Expansion, 13% Marketing and Audience Growth, 11.5% Team, Technology, and Infrastructure, and 7.5% Wefunder fee and related offering expenses. Management expects to deploy excess proceeds toward growth initiatives but may reallocate among categories as opportunities and circumstances evolve.

### DELIVERY & CANCELLATIONS

**11. How will the issuer complete the transaction and deliver securities to the investors?**

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

**12. How can an investor cancel an investment commitment?**

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

## Ownership and Capital Structure

### THE OFFERING

**13. Describe the terms of the securities being offered.**

Priced Round: $10,005,875.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Same Same But Different LLC is offering up to 1,757 non-voting membership units, at a price per unit of $125.00.

The campaign maximum is $219,662 and the campaign minimum is $50,000.00.

**Securities Issued by the SPV**

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

**Voting Rights**

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

**Proxy to the Lead Investor**

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

**Restriction on Transferability**

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

**14. Do the securities offered have voting rights?**

☐ Yes
☑ No

**15. Are there any limitations on any voting or other rights identified above?**

See the above description of the Proxy to the Lead Investor.

**16. How may the terms of the securities being offered be modified?**

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be

amended only by a writing executed by all parties. Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,

Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

### Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

### Description of Issuer's Securities

**17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

| Class of Security | Authorized | Outstanding | Voting rights |
|---|---|---|---|
| Membership Units | 80,047 | 68,767 | ✓ |

| Class of Security | Total Pool |
|---|---|
| **Warrants** | — |
| **Options** | — |

**Describe any other rights:**

A Membership Unit represents a share of ownership in Same Same But Different, LLC. Each unit entitles the holder to a proportional share of profits and losses, a right to receive distributions (when made) and, unless otherwise specified, a right to vote on company matters.A Non-Voting Membership Unit carries the same economic benefits (profit sharing, distribution rights, etc.) as a regular membership unit, but without any voting rights in company decisions.

This structure allows us to grow our investor base without complicating governance. As an investor in this offering, you will receive non-voting units, meaning you participate in the upside of our success but leave day-to-day management and major decisions to our leadership team.

**18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The securities being offered are non-voting membership units in Same Same But Different LLC and do not carry any rights to distributions, dividends, or liquidation preferences. The Company may issue additional membership units in the future, which could dilute the ownership interest and economic participation of the SPV and its investors. Additionally, existing or future classes of units or securities issued outside of this offering may carry preferential rights, including voting rights, rights to distributions, or liquidation preferences. Such issuances may be made by the Manager without additional investor consent, as permitted under the Company's Operating Agreement.

**19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

**20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?**

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

**21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an

independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

**22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

**23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

**24. Describe the material terms of any indebtedness of the issuer:**

*Loan*
Lender: Golfwire LLC
Amount: $100,000.00
Outstanding principal plus interest: $116,000.00 as of 7/30/2025
Interest rate: 12.0% per annum
Maturity date: 3/31/2025
Current with payments: Yes
*In process of extending maturity date.*

Related party
Name: Golfwire LLC
Relationship: Investor

*Loan*
Lender: Tyler Enterprises
Amount: $300,000.00
Outstanding principal plus interest: $300,000.00 as of 12/30/2024

**Interest rate:** 18.0% per annum
**Current with payments:** Yes
*This loan is unsecured*

**Related party**
**Name:** Tyler Enterprises
**Relationship:** Investor

*Loan*
**Lender:** Colby Jacobson
**Amount:** $60,000.00
**Outstanding principal plus interest:** $81,665.00 as of 7/23/2025
**Interest rate:** 20.0% per annum
**Maturity date:** 2/4/2025
**Current with payments:** Yes
*Currently adjusting maturity date terms.*

**Related party**
**Name:** Colby Jacobson
**Relationship:** Investor
**Amount:** $60,000.00

*Loan*
**Lender:** Golfwire LLC
**Amount:** $100,000.00
**Outstanding principal plus interest:** $116,000.00 as of 7/8/2025
**Interest rate:** 9.0% per annum
**Maturity date:** 3/31/2025
**Current with payments:** Yes
*In process of extending maturity date.*

**Related party**
**Name:** Golfwire LLC
**Relationship:** Investor

*Loan*
**Lender:** Brad Sweet
**Amount:** $450,000.00
**Outstanding principal plus interest:** $450,000.00 as of 12/30/2024
**Interest rate:** 9.0% per annum
**Current with payments:** Yes
*No maturity date, payable on demand.*

**Related party**
**Name:** Brad Sweet
**Relationship:** Investor / Co-Founder
**Amount:** $510,000.00

*Loan*
**Lender:** Larry Sweet
**Amount:** $300,000.00
**Outstanding principal plus interest:** $300,000.00 as of 12/30/2024
**Interest rate:** 5.0% per annum
**Current with payments:** Yes

**Related party**
**Name:** Larry Sweet
**Relationship:** Family
**Amount:** $300,000.00

*Loan*
**Lender:** Music Box LLC
**Amount:** $300,000.00
**Outstanding principal plus interest:** $355,000.00 as of 12/30/2024
**Interest rate:** 10.0% per annum
**Maturity date:** 12/31/2026
**Current with payments:** Yes

**Related party**
**Name:** Music Box LLC

*Loan*
**Lender:** Brad Sweet
**Amount:** $610,000.00
**Outstanding principal plus interest:** $610,000.00 as of 9/17/2026
**Interest rate:** 9.0% per annum
**Maturity date:** 3/4/2027
*Promissory Note (Related Party) | Lender: Brad Sweet (CEO/Manager) | Principal: 450000 | Consolidated $450,000 unsecured promissory note at 9% p.a. (matures March 4, 2027) executed in March 2025 to replace overdue 2023 obligations, plus a $60,000 note issued April 2025 (amended Nov 2025 to 10% p.a., matures Feb 28, 2027) with equity conversion option. Total outstanding principal $510,000 as of 12/31/2025 | accrued interest $67,304.80.*

**Related party**
**Name:** Brad Sweet
**Relationship:** CEO/Manager
**Amount:** $510,000.00

*Loan*
**Lender:** Larry Sweet
**Amount:** $300,000.00
**Outstanding principal plus interest:** $300,000.00 as of 9/17/2026

Outstanding principal plus interest: $300,000.00 as of 9/17/2026
Interest rate: 5.0% per annum
Maturity date: 12/31/2025
*Promissory Note (Related Party) | Lender: Tyler Enterprises, Inc. (Shareholder) | Principal: 300000 | Unsecured $300,000 promissory note at 18% p.a., executed October 5, 2023. Amended July 2, 2024 to extend maturity to April 4, 2025 | currently overdue. Accrued interest $84,575.34 as of 12/31/2025. Default conversion provision: lender may convert to 6% Class B Non-Voting Membership Interest if note unpaid at maturity.*

Related party
Name: Larry Sweet
Relationship: Father of CEO
Amount: $300,000.00

*Loan*
Lender: Colby Jacobson
Amount: $60,000.00
Outstanding principal plus interest: $60,000.00 as of 9/17/2026
Interest rate: 20.0% per annum
Maturity date: 2/4/2025
*Promissory Note (Related Party) | Lender: Colby Jacobson (Shareholder) | Principal: 60000 | Unsecured $60,000 promissory note at 20% p.a., executed September 12, 2023. Amended July 10, 2024 to extend maturity to February 4, 2025 | unpaid as of 12/31/2025. Accrued interest $19,616.44. Subsequent event (Feb 6, 2026): restructured into Amended and Restated Promissory Note with agreed balance of $88,635.62 ($60,000 principal at 10% + $8,635.62 deferred interest).*

Related party
Name: Colby Jacobson
Relationship: Shareholder
Amount: $60,000.00

*Loan*
Lender: Joel Nathanson
Amount: $360,000.00
Outstanding principal plus interest: $360,000.00 as of 9/17/2026
Interest rate: 9.0% per annum
Maturity date: 3/10/2027
*Promissory Note (Related Party) | Lender: Golfwire LLC / Joel Nathanson (Shareholder & Cousin of CEO) | Principal: 200000 | Two $100,000 promissory notes at 9% p.a. (maturing March 10, 2027) executed March 2025 to supersede 2024 obligations, plus a $60,000 note issued April 2025 (amended Nov 2025 to 10% p.a., matures Feb 28, 2027) with equity conversion option. Total outstanding principal $260,000 as of 12/31/2025 | accrued interest $34,910.96.*

Related party
Name: Joel Nathanson
Relationship: Shareholder &amp; Cousin of CEO
Amount: $260,000.00

*Loan*
Amount: $305,000.00
Outstanding principal plus interest: $305,000.00 as of 9/17/2026
Interest rate: 0.0% per annum
Maturity date: 12/31/2026
*9% loan interest only payments being made currently. Balloon in December to be paid down more and / or extended.*

*Loan*
Amount: $300,000.00
Outstanding principal plus interest: $300,000.00 as of 9/17/2026
Interest rate: 15.0% per annum
*This note is continuing monthly and currently accruing interest. Talks of extending the note and / or converting partially to equity have been had but terms have not been reached. Accrued interest is $84,575*

*Loan*
Amount: $60,000.00
Outstanding principal plus interest: $60,000.00 as of 9/17/2026
Interest rate: 9.0% per annum
Maturity date: 3/4/2027
*9% interest only payments are currently being made on this debt.*

*Loan*
Amount: $250,000.00
Outstanding principal plus interest: $250,000.00 as of 9/17/2026
Interest rate: 10.0% per annum
Maturity date: 12/31/2026
*Promissory Note (Third Party) | Lender: Music Box LLC | Principal: 300000 | Originally $300,000 promissory note | reduced to $250,000 via $50,000 principal payment per Second Addendum signed November 19, 2024. Accrued interest contractually locked at $105,000. Balloon payment due December 31, 2026.*

*Loan*
Amount: $0.00
Outstanding principal plus interest: $0.00 as of 9/17/2026
Interest rate: 43.96% per annum
Maturity date: 12/31/2024
*Business Installment Loan (Third Party) | Lender: Celtic Bank (serviced by OnDeck) | Principal: 200000 | Business installment loan entered April 2023 for $200,000 at 43.96% interest with weekly payments. Fully paid off during fiscal year 2024 | $0 principal balance as of December 31, 2024 and December 31, 2025.*

*Convertible Note*
Creditor: Brad Sweet
Amount: $60,000.00
Outstanding principal plus interest: $60,000.00 as of 12/30/2024
Interest rate: 1.0% per annum
Discount: 0.0%

Valuation cap: $8,000,000.00
Maturity date: 3/31/2026
*Convertible into membership units at $8M valuation. Secured by 1,199.32 units.*

Related party
Name: Brad Sweet
Relationship: CEO / Co-Founder

*Convertible Note*
Amount: $60,000.00
Outstanding principal plus interest: $60,000.00 as of 8/5/2025
Interest rate: 1.0% per annum
Discount: 0.0%
Valuation cap: $8,000,000.00
Maturity date: 4/28/2027

Related party
Name: Michael Ault
Relationship: Investor

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering date | Exemption | Security type | Amount sold | Use of proceeds |
|---|---|---|---|---|
| 12/2023 | Regulation D | Priced Round | $600,000 | General operations |
| 3/2024 | Regulation D | Priced Round | $100,000 | General operations |
| 12/2024 | Regulation D | Priced Round | $208,401 | General operations |
| 4/2025 | Section 4(a)(2) | Convertible Note | $60,000 | General operations |
| 4/2025 | Section 4(a)(2) | Convertible Note | $60,000 | General operations |
| 6/2025 | Section 4(a)(2) | Priced Round | $308,401 | General operations |
| 12/2025 | Section 4(a)(2) | Priced Round | $50,000 | General operations |
| 12/2025 | Regulation D | Priced Round | $50,000 | General operations |
| 5/2026 | Regulation Crowdfunding | Priced Round | $398,338 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name: Brad Sweet
Amount Invested: $510,000.00
Transaction type: Loan
Interest rate: 9.0% per annum
Maturity date: 3/4/2027
Outstanding: Yes
Relationship: CEO/Manager

Name: Larry Sweet
Amount Invested: $300,000.00
Transaction type: Loan
Interest rate: 5.0% per annum
Maturity date: 12/31/2025
Outstanding: Yes
Relationship: Father of CEO

Name: Colby Jacobson
Amount Invested: $60,000.00
Transaction type: Loan
Interest rate: 20.0% per annum
Maturity date: 2/4/2025
Outstanding: Yes
Relationship: Shareholder

Name: Joel Nathanson
Amount Invested: $260,000.00
Transaction type: Loan
Interest rate: 9.0% per annum
Maturity date: 3/10/2027
Outstanding: Yes
Relationship: Shareholder &amp; Cousin of CEO

Name: Brad Sweet

**Name:** Brad Sweet
**Amount Invested:** $60,000.00
**Transaction type:** Convertible Note
**Issue date:** 4/6/2025
**Outstanding principal plus interest:** $60,000.00 as of 12/30/2024
**Interest rate:** 1.0% per annum
**Discount:** 0.0%
**Maturity date:** 3/31/2026
**Outstanding:** Yes
**Current with payments:** Yes
**Valuation cap:** $8,000,000.00
**Relationship:** CEO / Co-Founder

**Name:** Golfwire LLC
**Amount Invested:** $100,000.00
**Transaction type:** Loan
**Issue date:** 4/8/2025
**Outstanding principal plus interest:** $116,000.00 as of 7/30/2025
**Interest rate:** 12.0% per annum
**Discount:** 0.0%
**Maturity date:** 3/31/2025
**Outstanding:** Yes
**Current with payments:** Yes
**Relationship:** Investor

**Name:** Michael Ault
**Amount Invested:** $60,000.00
**Transaction type:** Convertible Note
**Issue date:** 4/27/2025
**Outstanding principal plus interest:** $60,000.00 as of —
**Interest rate:** 1.0% per annum
**Discount:** 0.0%
**Maturity date:** 4/28/2027
**Valuation cap:** $8,000,000.00
**Relationship:** Investor

**Name:** Tyler Enterprises
**Amount Invested:** $300,000.00
**Transaction type:** Loan
**Issue date:** 12/30/2024
**Outstanding principal plus interest:** $300,000.00 as of 12/30/2024
**Interest rate:** 18.0% per annum
**Outstanding:** Yes
**Current with payments:** Yes
**Relationship:** Investor

**Name:** Colby Jacobson
**Amount Invested:** $60,000.00
**Transaction type:** Loan
**Issue date:** 1/31/2023
**Outstanding principal plus interest:** $81,665.00 as of 7/23/2025
**Interest rate:** 20.0% per annum
**Discount:** 38.5%
**Maturity date:** 2/4/2025
**Outstanding:** Yes
**Current with payments:** Yes
**Relationship:** Investor

**Name:** Golfwire LLC
**Amount Invested:** $100,000.00
**Transaction type:** Loan
**Issue date:** 3/30/2024
**Outstanding principal plus interest:** $116,000.00 as of 7/8/2025
**Interest rate:** 9.0% per annum
**Maturity date:** 3/31/2025
**Outstanding:** Yes
**Current with payments:** Yes
**Relationship:** Investor

**Name:** Brad Sweet
**Amount Invested:** $450,000.00
**Transaction type:** Loan
**Issue date:** 8/31/2023
**Outstanding principal plus interest:** $450,000.00 as of 12/30/2024
**Interest rate:** 9.0% per annum
**Outstanding:** Yes
**Current with payments:** Yes
**Relationship:** Investor / Co-Founder

**Name:** Larry Sweet
**Amount Invested:** $300,000.00
**Transaction type:** Loan
**Issue date:** 12/30/2023
**Outstanding principal plus interest:** $300,000.00 as of 12/30/2024
**Interest rate:** 5.0% per annum
**Outstanding:** Yes
**Current with payments:** Yes
**Relationship:** Family

**Name:** Brad Sweet

Amount Invested: $170,177.00
Transaction type: Priced Round
Issue date: 12/31/2020
Relationship: CEO / Founder

## FINANCIAL CONDITION OF THE ISSUER

**27. Does the issuer have an operating history?**

Yes

**28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

**Overview of the Business and Financial Condition**

Organizes and produces music festivals and live events, including the annual Same Same But Different Festival (3-day camping/music/lifestyle festival at Lake Perris State Park) and smaller concerts in San Diego, Los Angeles, and San Francisco.

We are an early-stage company and have generated operating income and positive cash flows from operations in recent periods. There can be no assurance that we will continue to be profitable in future periods.

As of August 26, 2026, we had cash and cash equivalents of approximately $754,428.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

**Business and Operating Uncertainty**

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

**Financial Condition**

As of the date of the financial statements included in this offering statement, our total assets were $439,030 and our current and non-current liabilities, as reflected in available financial statement fields, were $2,371,151.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

**Liquidity and Capital Resources**

As of the date of the financial statements included in this offering statement, we had cash and cash equivalents of approximately $428,156.

Based on our current operations, we have a monthly net profit of approximately $134,000.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

Our historical operations have been funded primarily through external financing.

**Liquidity Assumptions**

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

**Dependence on Additional Financing**

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

**Indebtedness and Capital Structure**

As of the date of this offering statement, we had total outstanding indebtedness consisting of 9 loans and approximately $2,245,000 in aggregate principal obligations. The material terms of such indebtedness are described in Item 24 of this Form C.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $958,401.

**Known Trends, Events, and Uncertainties**

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

**Changes Since the Date of the Financial Statements**

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

**Impact of This Offering**

The proceeds from this offering are expected to be used to strengthen SSBD's financial foundation while accelerating the next phase of growth. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

**Forward-Looking Statements**

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

## FINANCIAL INFORMATION

**29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Refer to Appendix C, Financial Statements.

I, Bradley Sweet, certify that:

(1) the financial statements of Same Same But Different LLC included in this Form are true and complete in all material respects; and

(2) the financial information of Same Same But Different LLC included in this Form reflects accurately the information reported on the tax return for Same Same But Different LLC filed for the most recently completed fiscal year.

*Bradley Sweet*

Bradley Sweet
CEO

## STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

## OTHER MATERIAL INFORMATION

**31. In addition to the information expressly required to be included in this Form, include:**

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

## ONGOING REPORTING

**32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:**

120 days after the end of each fiscal year covered by the report.

**33. Once posted, the annual report may be found on the issuer's website at:**

https://www.ssbdfest.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SSBD Subscription Agreement 2026
- SPV Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Bradley Sweet
- Michael Ault
- Peter Eichar

Appendix E: Supporting Documents

- Attachment #24700
- Series Appendix — Same Same But Different II
- Wefunder SPV, LLC Agreement

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts
- SSBD Subscription Agreement 2026
- SPV Subscription Agreement

Appendix C: Financial Statements
- Financials 1

Appendix D: Director & Officer Work History
- Bradley Sweet
- Michael Ault
- Peter Eichar

Appendix E: Supporting Documents
- Attachment #24700
- Series Appendix — Same Same But Different II
- Wefunder SPV, LLC Agreement

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.*

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

**Before you click on the button below, please review the information you have provided carefully.**

**We strongly recommend you have your company's lawyer review the information as well. The company**

submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to Wefunder Tax Service Agreement

☑ I agree to the Investor Representative Proxy Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Same Same But Different LLC

By

Brad Sweet

CEO and Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Brad Sweet

CEO and Co-Founder
9/17/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.